U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                          (Check One):

[ ] Form 10-K       [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
                    [ ] Form N-SAR

     For Period Ended:          March 31, 2006
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant: Brauvin Net Lease V, Inc.
Former Name if Applicable:               N/A
Address of Principal Executive Office (Street and Number):
     30 North LaSalle Drive, Chicago, Illinois    60602

Part II- Rules 12b-25 (b) and (c)

     If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box):

[ ] (a)   The reasons described in reasonable detail in Part  III
     of this form could not be eliminated without unreasonable effort or expense

[X](b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transaction report on Form 10-QSB, or portion thereof will be filed on or before the fifth
     calendar day following the prescribed due date;   and

[ ] (c)   The accountants statement or other exhibit required  by
     Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     Brauvin Net Lease V, Inc. is requesting a five calendar day extension of time so that a complete and accurate presentation of all information can be presented to the Stockholders.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          Tom Murphy                        (312) 759-7660
            (Name)                  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes   [ ] No




     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?    [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The 2006 current quarter financial statements reflect the Company's sale of certain properties in 2005 and 2006. As a result of the sales, rental and other tenant income as well as gain on sale of properties are not comparable with the same periods in the last fiscal year.


              Brauvin Net Lease V, Inc.
          (Name of Registrant as specified in the charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006        By: /s/ Jerome J. Brault

                              Jerome J. Brault

                              Brauvin Net Lease V, Inc.
                              President